Exhibit 99.1

List of Relevant Territories:

1.	The Republic of Albania

2.	The Republic of Armenia

3.	Australia

4.	The Republic of Austria

5.	The Kingdom of Bahrain

6.	The Republic of Belarus

7.	Belgium

8.	Bosnia and Herzegovina

9.	The Republic of Botswana

10.	The Republic of Bulgaria

11.	Canada

12.	The Republic of Chile

13.	The People’s Republic of China

14.	The Republic of Croatia

15.	Cyprus

16.	Czech Republic

17.	The Kingdom of Denmark

18.	The Arab Republic of Egypt

19.	The Republic of Estonia

20.	The Federal Democratic Republic of Ethiopia

21.	Finland

22.	France

23.	Georgia

24.	The Federal Republic of Germany

25.	The Republic of Ghana

26.	The Hellenic Republic (Greece)

27.	Hong Kong

28.	The Republic of Hungary

29.	The Republic of Iceland

30.	The Republic of India

31.	The State of Israel

32.	Italy

33.	Japan

34.	The Republic of Kazakhstan

35.	Kenya

36.	The Republic of Korea

37.	Kosovo

38.	The State of Kuwait

39.	The Republic of Latvia

40.	The Republic of Lithuania

41.	The Grand Duchy of Luxembourg

42.	The Republic of Macedonia (now the Republic of North Macedonia)

43.	Malaysia

44.	Malta

45.	The United Mexican States (Mexico)

46.	The Republic of Moldova

47.	Montenegro

48.	The Kingdom of Morocco

49.	The Kingdom of the Netherlands

50.	New Zealand

51.	The Kingdom of Norway

52.	The Sultanate of Oman

53.	The Islamic Republic of Pakistan

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54.	The Republic of Panama

55.	The Republic of Poland

56.	Portuguese Republic

57.	State of Qatar

58.	Romania

59.	Russian Federation

60.	Kingdom of Saudi Arabia

61.	The Republic of Serbia

62.	The Republic of Singapore

63.	Slovak Republic

64.	The Republic of Slovenia

65.	The Republic of South Africa

66.	Kingdom of Spain

67.	Sweden

68.	Switzerland

69.	Kingdom of Thailand

70.	The Republic of Turkey

71.	United Kingdom

72.	Ukraine

73.	United Arab Emirates

74.	The Republic of Uzbekistan

75.	United States of America

76.	The Socialist Republic of Vietnam

77.	The Republic of Zambia

78.	Principality of Liechtenstein

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